Exhibit 99.1

Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067   www.xjet.com
express.press@expressjet.com
832.353.3333 **main**   877.958.NEWS **toll free**



News Release

EXPRESSJET REPORTS THIRD QUARTER 2007 RESULTS

HOUSTON, Oct. 19, 2007 - ExpressJet Holdings, Inc. (NYSE:XJT) today reported a third quarter loss of $22.3 million, or $0.41 per share.

"We finished our transition of aircraft during the third quarter and continue to be pleased with how well the ExpressJet employees did in delivering the very best customer service. The quarter reflects the anticipated market development challenges associated with all of the new flying and the operational inefficiencies that come from a very rapid deployment into all of our new markets. I could not be happier with all of the hard work in getting these new lines of business operating and with how much progress we have made in such a short amount of time," said President and CEO Jim Ream.

THIRD QUARTER REVIEW

Operational Review

Third quarter net revenue totaled $441.3 million, consisting primarily of: $357.4 million from the company's contract flying, comprised of capacity purchase agreements with Continental Airlines and Delta Air Lines and of charter flying; $75.6 million from the branded operation, which includes flying as ExpressJet and pro-rate flying for Delta; and $9.9 million from the provision of third-party ground handling and maintenance services.

Available seat miles under the contract flying ExpressJet performed for Delta and Continental totaled 2.8 billion and represented 192,151 block hours across both systems.

In August, ExpressJet transitioned the final three aircraft from its capacity purchase agreement with Continental, resulting in a September 30 allocation of 224 aircraft in contract flying and 50 aircraft split between the Delta pro-rate agreement (8 aircraft) and ExpressJet flying (42 aircraft).

In the branded segment, the company ended the quarter with 534 million revenue passenger miles and a load factor of 61%. Statistics for October are trending similarly to results reported in July and August. ExpressJet continues to develop distribution channels aimed at increasing yield with recent reservation system enhancements providing travel agents additional booking functionality through their chosen global distribution system.

During the quarter, ExpressJet added non-stop routes between El Paso and Tucson as well as Bakersfield and Sacramento in its ExpressJet operation and, earlier this month, announced that it will add three new airports, Long Beach, Santa Barbara and Reno-Tahoe, to its ExpressJet operation as part of a larger schedule change that will take effect on November 11. The schedule updates are intended to broaden the scope of operations of the branded network, better matching frequencies with customer demand. The original April launch had 42 lines of flight, 24 cities served and 57 market pairs while the new schedule will have 36 lines of flight, 25 cities served and 65 market pairs.

Two to four aircraft removed from the ExpressJet Airlines system effective November 11 will be used in a short-term agreement with Frontier Airlines, Inc. ExpressJet Corporate Aviation will begin flying for Frontier November 15 from Denver to Billings, Wichita, Rapid City, Albuquerque, El Paso, and Oklahoma City to help cover routes planned for service via Lynx Aviation.

(more)

The agreement is scheduled to end in January 2008. ExpressJet will also transition three additional aircraft to the Delta pro-rate agreement, for a total of 11 aircraft flying under that agreement, effective December 17.

Financial Review

ExpressJet's third quarter 2007 operating income reflected an (8.3%) operating margin. The principal factors contributing to these results were continued development of new flying for the 69 aircraft no longer covered under the company's capacity purchase agreement with Continental. ExpressJet also saw an average fuel price increase of 8% on increased volume of 89% compared with branded operations in second quarter 2007 and higher other operating expenses, including travel and hotel costs, in the contract operation.

ExpressJet ended the third quarter of 2007 with $253.8 million in cash and cash equivalents, including $15.3 million in restricted cash. Although Holdings did not make any purchases under its previously announced securities repurchase program, it intends to use a portion of its current cash balance to begin repurchasing stock under its previously announced securities repurchase program.

Capital expenditures totaled $11.5 million for the third quarter 2007 compared to $5.8 million during the same period in 2006. ExpressJet anticipates capital expenditures of approximately $2.0 million for the remainder of 2007.

ExpressJet will conduct a telephone briefing to discuss its third quarter results Monday, October 22, at 9:00 a.m. EDT (8:00 a.m. CDT). A live webcast of this briefing will be available online at expressjet.com – investors.

CORPORATE BACKGROUND

ExpressJet Holdings operates numerous divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines serves 175 destinations in North America and the Caribbean with approximately 1,500 departures per day. Operations include capacity purchase and pro-rate agreements for mainline carriers; providing clients customized 50-seat charter options; training services through its world-class facility in Houston, Texas; and branded flying, providing non-stop service to markets concentrated in the West, Midwest and Southeast regions of the United States. ExpressJet Services is the North American partner to three major European original equipment manufacturers and provides composite, sheet metal, interior and thrust reverser repairs throughout five facilities in the United States. For more information, visit www.expressjet.com.

(more)

Some of the statements in this document are forward-looking statements that involve a number of risks and uncertainties. Many factors could affect actual results, and variances from current expectations regarding these factors could cause actual results to differ materially from those expressed in these forward-looking statements. Some of the known risks that could significantly impact revenues, operating results and capacity include, but are not limited to: the company's continued dependence on Continental for the majority of its revenue; Continental's ability to terminate its capacity purchase agreement with the company; potential loss of access to aircraft, facilities and regulatory authorizations, as well as any airport-related services that Continental currently provides to ExpressJet; ExpressJet's new operations may be less profitable than historical results; competitive responses to the company's branded entry into new markets; certain tax matters; reliance on technology and third-party service providers; flight disruptions as a result of operational matters; regulatory developments and costs, including the costs and other effects of enhanced security measures and other possible regulatory requirements; and competition and industry conditions. Additional information concerning risk factors that could affect the company's actual results are described in its filings with the Securities and Exchange Commission, including its 2006 annual report on Form 10-K. The events described in the forward-looking statements might not occur or might occur to a materially different extent than described herein. The company undertakes no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(more)

EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES
 FINANCIAL SUMMARY
(In thousands, except per share data)

		Three Months Ended September 30,			Increase/ (Decrease)
		2007		2006	
Operating Revenue					
Passenger	$	431,140	$	426,397	1.1%
Ground handling and other		10,205		2,237	nm
		441,345		428,634	3.0%
Operating Expenses					
Wages, salaries and related costs		112,697		98,631	14.3%
Aircraft rentals		86,675		83,860	3.4%
Aircraft fuel and related taxes		98,782		59,884	65.0%
Maintenance, materials and repairs		52,674		48,621	8.3%
Ground handling		24,824		26,045	(4.7%)
Other rentals and landing fees		33,198		30,562	8.6%
Outside services		11,218		13,367	(16.1%)
Marketing and distributing		8,275		49	nm
Depreciation and amortization		6,668		6,399	4.2%
Other operating expenses		42,990		26,660	61.3%
		478,001		394,078	21.3%
Operating Income (Loss)		(36,656)		34,556	nm
Nonoperating Income (Expense):					
Interest expense		(2,320)		(1,804)	28.6%
Interest income		3,969		4,181	(5.1%)
Capitalized interest		373		71	nm
Equity investments loss, net		(564)		(757)	(25.5%)
Other, net		4		143	nm
		1,462		1,834	(20.3%)
Income (Loss) before Income Taxes		(35,194)		36,390	nm
Income Tax Benefit (Expense)		12,866		(13,667)	nm
Net Income (Loss)	$	(22,328)	$	22,723	nm
Basic Earnings (Loss) per Common Share	$	(0.41)	$	0.42	nm
Diluted Earnings (Loss) per Common Share	$	(0.41)	$	0.38	nm
Shares Used in Computing Basic Earnings (Loss) per Common Share		54,063		53,898	0.3%
Shares Used in Computing Diluted Earnings (Loss) per Common Share		54,063		61,553	(12.2%)

(more)

EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES
FINANCIAL SUMMARY
(In thousands, except per share data)

		Nine Months Ended September 30,		Increase/ (Decrease)
		2007	**2006**	
Operating Revenue				
Passenger	$	1,223,598	$ 1,248,225	(2.0%)
Ground handling and other		25,949	5,627	nm
		1,249,547	1,253,852	(0.3%)
Operating Expenses				
Wages, salaries and related costs		324,516	285,837	13.5%
Aircraft rentals		257,408	248,578	3.6%
Aircraft fuel and related taxes		226,006	170,354	32.7%
Maintenance, materials and repairs		152,712	141,911	7.6%
Ground handling		72,994	75,020	(2.7%)
Other rentals and landing fees		90,863	87,793	3.5%
Outside services		43,494	38,055	14.3%
Marketing and distributing		18,176	72	nm
Depreciation and amortization		19,277	19,333	(0.3%)
Other operating expenses		109,146	79,413	37.4%
		1,314,592	1,146,366	14.7%
Operating Income (Loss)		(65,045)	107,486	nm
Nonoperating Income (Expense):				
Interest expense		(5,904)	(5,529)	6.8%
Interest income		12,515	10,495	19.2%
Capitalized interest		926	172	nm
Equity investments loss, net		(946)	(1,254)	(24.6%)
Other, net		14	227	nm
		6,605	4,111	60.7%
Income (Loss) before Income Taxes		(58,440)	111,597	nm
Income Tax Benefit (Expense)		19,875	(41,849)	nm
Net Income (Loss)	$	(38,565)	$ 69,748	nm
Basic Earnings (Loss) per Common Share	$	(0.71)	$ 1.30	nm
Diluted Earnings (Loss) per Common Share	$	(0.71)	$ 1.18	nm
Shares Used in Computing Basic Earnings (Loss) per Common Share		54,014	53,848	0.3%
Shares Used in Computing Diluted Earnings (Loss) per Common Share		54,014	61,501	(12.2%)

(more)

ExpressJet Reports Third Quarter 2007 Results/Page 6

EXPERSSJET HOLDINGS, INC. AND SUBSIDIARIES
PRELIMINARY STATISTICS

Three Months Ending September 30, 2007	Contract [1]	Branded	System
Revenue Passenger Miles (millions)	2,238	534	2,775
Available Seat Miles (ASM) (millions)	2,817	882	3,707
Passenger Load Factor	79.4%	60.5%	74.9%
Block Hours	192,151	50,068	242,666
Departures	102,890	26,088	129,233
Stage Length (miles)	565	678	588

Nine Months Ending September 30, 2007	Contract [1]	Branded	System
Revenue Passenger Miles (millions)	6,747	734	7,508
Available Seat Miles (ASM) (millions)	8,607	1,391	10,047
Passenger Load Factor	78.4%	52.8%	74.7%
Block Hours	600,322	77,403	681,728
Departures	323,365	39,376	365,417
Stage Length (miles)	548	709	564

(1) Excludes charter since statistics on charter aircraft do not provide meaningful load factor data because pricing is based on cost versus expected passenger count.

###